Filed pursuant to Rule 433

Registration Statement No. 333-128849

February 8, 2006

Free Writing Prospectus

Dated February 8, 2006

14,375,000 Shares

NTELOS Holdings Corp.

Common Stock

This free writing prospectus relates only to the shares of common stock described below and should be read together with the preliminary prospectus, dated January 26, 2006, relating to these shares of common stock.

We are offering 14,375,000 shares of our common stock in an initial public offering pursuant to an effective registration statement on Form S-1, as amended, on file with the Securities and Exchange Commission at a public offering price of $12.00 per share. No public market currently exists for our common stock. Our common stock has been approved for quotation on The Nasdaq National Market under the symbol “NTLS.”

We have granted the underwriters the right to buy 2,156,250 additional shares of common stock on the same terms and conditions set forth above if the underwriters sell more than 14,375,000 shares of common stock in this offering. Upon the completion of the proposed offering, we anticipate having approximately 14,375,000 shares of common stock outstanding (assuming the option to purchase additional shares of common stock is not exercised) and 26,492,897 shares of Class B common stock outstanding.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission or SEC, for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-888-603-5847.

LEHMAN BROTHERS	BEAR, STEARNS & CO. INC.

UBS INVESTMENT BANK

RAYMOND JAMES	WACHOVIA SECURITIES

USE OF PROCEEDS

We estimate our net proceeds from the sale of 14,375,000 shares of our common stock in this offering, after deducting underwriting discounts and commissions and estimated offering costs of approximately $13.2 million payable by us, will be approximately $159.3 million (or $183.5 million if the underwriters exercise their over-allotment option in full).

We intend to use the net proceeds from this offering as follows:

•	approximately $12.9 million to terminate the advisory agreements with the CVC Entities and the Quadrangle Entities;

•	approximately $143.8 million to repay the Floating Rate Notes in full (including unpaid accrued interest of $8.8 million) on April 15, 2006; and

•	the remainder of approximately $2.6 million for general corporate purposes, which could be used to pay a portion of a dividend we expect to pay during the first six months of fiscal 2006 on our Class B common stock, which will be issued to the former holders of our Class L and Class A common stock and who are entitled to payment of a $30 million liquidation preference.

In addition, in the event the underwriters exercise their over-allotment option, we could use the proceeds therefrom to pay a portion of the $30 million dividend we expect to pay during the first six months of fiscal 2006 to the holders of our Class B common stock. We may also use other funds to pay the dividend which are currently available to us or that become available to us in the future, such as cash on hand, cash received in connection with future equity issuances and cash received in connection with future financings or refinancings. If such funds are not available to pay a dividend during the first six months of fiscal 2006, holders of our Class B common stock will remain entitled to a $30 million liquidation preference prior to the payment of any dividends on our common stock.

The CVC Entities, the Quadrangle Entities and certain members of management are the former holders of our Class L common stock and will be issued our Class B common stock. Approximately $140.5 million, or 88.2% (or 76.6% if the underwriters exercise their option to purchase additional shares in full), of the net proceeds of this offering will be used to terminate the advisory agreements as well as to repay the portion of our Floating Rate Notes the proceeds of which were used to pay a dividend to the former holders of our Class L common stock and could be used to pay a dividend on the Class B common stock. Accordingly, these amounts will not be used to further invest in our business or reduce our debt, other than the repayment of these Floating Rate Notes.

The Floating Rate Notes were originally issued on October 17, 2005, bear interest at a floating rate currently based on the three-month LIBOR plus 8.75% and mature October 15, 2013. We used approximately $125.0 million of the net proceeds from the Floating Rate Notes to pay a dividend to the holders of our Class L common stock, and the remaining net proceeds of approximately $2.5 million will be used for general corporate purposes.

Pending the uses described herein, we will invest the net proceeds of this offering in short-term, interest bearing, investment-grade securities.

DIVIDENDS

Following the consummation of this offering, we will have $30 million in special Class B distribution preference payable on our Class B common stock. Holders of our Class B common stock will be entitled to receive cash dividends or distributions of $30 million in the aggregate, if as and when declared by our board of directors out of funds legally available for that purpose, prior to the payment of any dividends or distributions on our common stock. Following consummation of this offering, we expect our board of directors to declare a $30 million dividend on our Class B common stock during the first six months of fiscal year 2006. If such funds are not available to pay a dividend during the first six months of fiscal 2006, holders of our Class B common stock will remain entitled to a $30 million liquidation preference prior to the payment of any dividends on our common stock.

CAPITALIZATION

The table below sets forth our capitalization (i) as of September 30, 2005, (ii) as adjusted to give effect to our issuance of $135 million of Floating Rate Notes in October 2005 and the application of approximately $125 million of the proceeds therefrom to pay a dividend on our Class L common stock as if such transactions had occurred on September 30, 2005 and (iii) pro forma as adjusted to give effect to the issuance of the Floating Rate Notes and payment of the dividend to the holders of Class L common stock in October 2005 and the sale of 14,375,000 shares of our common stock offered by us in this offering at the initial public offering price of $12.00 per share, after deduction of estimated underwriting discounts and commissions and estimated offering expenses payable by us and the application of the net proceeds therefrom (including repayment of the Floating Rate Notes), as if such transaction had occurred on September 30, 2005. You should read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Unaudited Pro Forma Condensed Consolidated Financial Data” and our consolidated financial statements and related notes thereto included elsewhere in this prospectus.

	As of September 30, 2005
	Actual	As adjusted		Pro forma as adjusted
(in thousands, except par value per share data)
Cash and cash equivalents:	$16,260	$18,773		$21,337

Current portion of long-term debt(1):	$9,912	$9,912		$9,912

Long-term debt:
Senior secured first lien term loan	393,000	393,000		393,000
Senior secured second lien term loan	225,000	225,000		225,000
Floating Rate Notes	—	133,650	(2)	—
Capital lease obligations	1,171	1,171		1,171

Total long-term debt	619,171	752,821		619,171

Total debt	629,083	762,733		629,083

Stockholders’ equity(3):
Preferred Stock, par value $.01 per share, 100 shares authorized on an actual and as adjusted basis and 100 shares authorized on a pro forma as adjusted basis, none issued and outstanding on an actual, as adjusted or pro forma as adjusted basis	—	—		—
Class L common stock, par value $.01 per share, 14,000 shares authorized on an actual and on an as adjusted basis and no shares authorized on a pro forma as adjusted basis; 11,364 shares issued and outstanding (liquidation value of $130,221) on an actual basis and on an as adjusted basis; none issued and outstanding on an as adjusted basis(4)	124,999	—		—
Common stock, par value $.01 per share, no shares authorized on an actual and on an as adjusted basis and 55,000 shares authorized on a pro forma as adjusted basis, none issued and outstanding on an actual or on an as adjusted basis; 14,375 issued and outstanding on a pro forma as adjusted basis	—	—		159,287
Class B common stock, par value $.01 per share, no shares authorized on an actual and on an as adjusted basis and 27,000 shares authorized on a pro forma as adjusted basis, none issued and outstanding on an actual or on an as adjusted basis; 26,493 issued and outstanding on a pro forma as adjusted basis	—	—		1,912
Retained earnings (accumulated deficit)	2,567	2,567		(26,644)

Total stockholders’ equity	127,566	2,567		134,555

Total capitalization	$756,649	$765,300		$763,638

(1)	Includes $5,755,000 of outstanding 10% Notes due 2010 which were repaid on December 30, 2005.
(2)	Net of discount of $1.4 million.
(3)	As of September 30, 2005, there were 745,043 shares of our Class A common stock, $.01 par value per share, issued and outstanding on an actual and on an as-adjusted basis. For accounting purposes, these shares are not considered to be a substantive equity interest, accordingly the proceeds from their issuance are reported as a long-term liability. There will be no shares of Class A common stock issued and outstanding on a pro forma as adjusted basis. The shares of Class A common stock will convert to shares of Class B common stock, a substantive equity interest for accounting purposes, upon consummation of this offering.
(4)	Upon consummation of this offering, the holders of our Class L common stock will receive additional shares of Class B common stock in exchange for the remaining liquidation preference on their shares being extinguished. At September 30, 2005 the holders of our Class L common stock were entitled to an aggregate preference of $130.2 million. The October 17, 2005 dividend paid on our Class L common stock reduced the preference amount by approximately $125 million. At closing, the holders of our Class L common stock will receive 501,675 shares of Class B common stock, representing approximately $6.0 million of aggregate unpaid preference divided by $12.00, the initial public offering price.

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the net tangible book value per share of common stock upon completion of this offering.

As of September 30, 2005, our net tangible book deficit was approximately $(322.1) million, or approximately $(26.62) per share. Net tangible book deficit per share represents the amount of our total consolidated tangible assets minus our total consolidated liabilities, divided by the shares of our outstanding common stock, and, in the case of pro forma net tangible book deficit per share, after giving effect to the issuance of the shares in this offering. Dilution in pro forma net tangible book deficit per share represents the difference between the amount per share paid by investors in this offering and the pro forma net tangible book deficit per share of our common stock immediately after this offering.

After giving effect to the sale of shares of our common stock in this offering at the initial public offering price of $12.00 per share and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us and the use of proceeds therefrom, our adjusted pro forma net tangible book deficit as of September 30, 2005 would have been approximately $(315.1) million, or approximately $(7.71) per share of our common stock. This represents an immediate reduction in net tangible book deficit of $18.91 per share to our existing stockholders and an immediate dilution in net tangible book deficit of $19.71 per share to new investors purchasing shares of our common stock at the assumed initial public offering price. If the initial offering price is higher or lower, the dilution to new investors purchasing our common stock will be greater or less, respectively.

The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share of common stock		$12.00
Net tangible book deficit per share as of September 30, 2005	$(26.62)
Increase per share attributable to new investors	$18.91
Adjusted pro forma net tangible book deficit per share after this offering		$(7.71)

Dilution in net tangible book deficit per share to new investors		$19.71

The following table summarizes as of September 30, 2005, as adjusted to give effect to this offering, the differences between our existing stockholders and new investors with respect to the number of shares of our common stock issued in this offering, the total consideration paid and the average price per share paid. Shares purchased for the existing stockholders in the table below represent shares of Class B common stock which are convertible at any time by the holder into an equal number of shares of common stock. Total consideration and average price per share paid by the existing stockholders in the table below give effect to the $125.0 million cash dividend paid to the holders of our Class L common stock on October 17, 2005.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percentage	Amount	Percentage
	(in thousands)		(in thousands)
Existing stockholders	26,493	64.8%	812	0.5%	$0.03
New investors	14,375	35.2	172,500	99.5	12.00

Total	40,868	100.0%	173,312	100.0%	$4.24

The above table excludes shares of our common stock reserved for issuance pursuant to our equity incentive plan, our director option plan and our employee stock purchase plan and shares issuable pursuant to the underwriter’s over-allotment option. If the holders of options to purchase 318,625 shares of common stock outstanding exercise their options immediately following consummation of the offering, our adjusted pro forma net tangible book deficit per share after this offering will decrease to $(7.64) per share, representing an immediate dilution of $0.07 per share to new investors.

The following table summarizes as of September 30, 2005, as adjusted to give effect to this offering and the exercise of all options to purchase common stock to be outstanding as of the consummation of this offering, the differences between our existing stockholders, existing option holders and new investors with respect to the number of shares of our common stock issued in this offering, the total consideration paid and the average price per share paid. Shares purchased for the existing stockholders in the table below represent shares of Class B common stock which are convertible at any time by the holder into an equal number of shares of common stock. Total consideration and average price per share paid by the existing stockholders in the table below give effect to the $125.0 million cash dividend paid to the holders of our Class L common stock on October 17, 2005.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percentage	Amount	Percentage
	(in thousands)		(in thousands)
Existing stockholders	26,493	64.3%	812	0.5%	$0.03
Option holders	319	0.8	372	0.2	1.17
New investors	14,375	34.9	172,500	99.3	12.00

Total	41,187	100.0%	173,684	100.0%	$4.22

In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of such securities could result in further dilution to our stockholders.

The most recent registration statement (including a prospectus) can be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1328571/000119312506020875/ds1a.htm